                                                           EXHIBIT 99.(a)(5)(ii)

TODD SHIPYARDS CORPORATION
1801 SIXTEENTH AVENUE, S.W.
SEATTLE, WASHINGTON 98134

                                                                   June 28, 2001

To Our Stockholders:

     Todd Shipyards Corporation is offering to purchase up to 4,000,000 shares of its common stock (the "Shares") from existing stockholders. The price will not be in excess of $8.25 nor less than $7.00 per Share. The Company is conducting the tender offer through a procedure commonly referred to as a "Dutch Auction." This allows you to select the price within the specified price range at which you are willing to sell your Shares to Todd.

     On June 27, 2001, the last trading day prior to the announcement and commencement of the offer, the closing price per Share for Todd's common stock on the New York Stock Exchange ("NYSE") was $7.55 per share. Any stockholder, tendering shares directly to the Depositary, whose Shares are purchased in the offer will receive the net purchase price in cash and will not incur the usual transaction costs associated with open-market sales. Any stockholders owning an aggregate of less than 100 Shares whose Shares are properly tendered directly to the Depositary and purchased pursuant to the offer will avoid the applicable odd lot discounts payable on sales of odd lots on the NYSE.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Neither Todd Shipyards Corporation nor the Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered. The Company has been advised that certain directors or executive officers of Todd intend to tender approximately 1,514,937 shares as more specifically discussed in Item 11 of the Offer to Purchase.

                                          Sincerely,

                                          /s/ S.G. Welsh
                                          Stephen G. Welch
                                          Chief Executive Officer
                                          and President